U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

NAME OF REGISTRANT: Google Inc.

NAME OF PERSON RELYING ON EXEMPTION: Domini Social Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 532 Broadway, 9th Floor, New York, New York, 10012

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 7 on Tax Policy Principles

Argument in Favor

Google AGM Date: May 14, 2014

The Domini Social Equity Fund has submitted this proposal for consideration by fellow shareholders, joined by co-filers The Missionary Oblates of Mary Immaculate, NEI Investments L.P. (Northwest & Ethical Investments L.P.), Robert Burnett, and Investor Voice, SPC (“the Proponents”).

RESOLVED: Shareholders request the Board of Directors adopt a set of principles to address the impact of Google’s tax strategies on society, with particular focus on Google’s employees, customers and suppliers. In addition, the board should publish annual reports to shareholders, at reasonable cost, omitting proprietary information, discussing the implementation of these principles, beginning December 2014.

We recommend a vote FOR this proposal on the following grounds, for which we provide more detail below:

1.	The proposal asks Google to establish principles guiding its approach to tax – this is not a vote on tax reform, or on how much tax Google should pay.
2.	Corporate tax avoidance threatens economic growth and innovation
3.	Even if they are within the law, aggressive tax minimization approaches pose regulatory, reputational and financial risks.
4.	Adoption of tax policy principles is a recommended responsible tax action.
5.	Other companies have adopted tax policy principles.
6.	Google’s tax strategy should be consistent with its stated objectives and policies on social and environmental sustainability.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Domini Social Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.

The Proponents urge shareholders to vote for Item number 7 following the instruction provided on management’s proxy mailing.

Google’s response to the Proposal

Google has not been willing to speak with the Proponents about the issues raised by the Proposal.

Google’s Statement in Opposition focuses on global tax reform. This is a red herring. The proposal does not address legal reforms of any kind. Rather, the proposal seeks a set of voluntary principles to guide Google’s tax strategies, regardless of the applicable legal regime. The proponents consider this to be a prudent approach for a multinational corporation that necessarily faces a wide variety of laws and legal interpretations around the world. As discussed below, this is an approach recommended by the OECD in its Guidelines for Multinational Enterprises.

Just as we would expect Google to follow consistent standards globally regarding bribery, child labor, greenhouse gas emissions and non-discrimination, we believe Google would benefit from a set of principles to help it navigate the complexity of local and national tax systems.

Google’s tax strategies exploit differences between national legal regimes, shifting profits from higher tax regions to low or no-tax regions. These tactics may not be illegal, but the proponents believe it is fair to describe them as “aggressive” and therefore risky, particularly when they utilize one jurisdiction to eliminate or minimize tax payments in another jurisdiction. This approach simply invites a costly response from the disadvantaged government. We note, in particular, the French government’s recent tax assessment to Google for the equivalent of $1.38 billion, covering back taxes for the past decade.1

Tax policy necessarily entails a balancing of financial and social interests. Google would be well-advised to consider the impact of its tax strategies on society in order to anticipate changes to tax regulations, ensure continued consumer loyalty and protect the value of its brand.

Arguments for the Proposal

1.	The proposal asks Google to establish principles guiding its approach to tax – this is not a vote on tax reform, or on how much tax Google should pay.

By supporting this proposal, shareholders are asking Google to establish principles to guide its approach to tax, and to communicate regularly to shareholders and other stakeholders on how those principles are implemented. The proposal does not address the questions of whether (or how) the international tax system should be reformed, or how much tax Google should be paying in which jurisdictions.

1 http://on.wsj.com/1jXHAqq

2.	Corporate Tax Avoidance Threatens Economic Growth and Innovation

The Proposal highlights Google’s dependencies on a variety of critical government services that are funded by tax, including public education, scientific research, Internet infrastructure and intellectual property protection.

Aggressive tax avoidance measures are self-defeating as they undermine these critical government services, including funding for the scientific research that created Google. Larry Page and Sergey Brin’s initial research was financed by a tax-payer funded National Science Foundation grant.2 Google’s recent foray into robotics through its acquisition of Boston Dynamics also capitalizes on government-funded research. Economist Joseph Stiglitz believes corporate tax avoidance threatens the wellspring of “future innovation and growth.”3

A number of key risk factors highlighted in Google’s Annual Report are mitigated by the existence of tax-funded services, including education systems that support the ability to hire highly-skilled personnel, robust intellectual property regimes, as well as basic infrastructure to support mass access to the internet. The Proponents are concerned that Google’s tax strategies place these critical tax-funded services at risk and that Google lacks policies and procedures to address this risk.

In addition to our dependence on a growing economy as a driver of portfolio returns, broadly diversified Google shareholders depend upon all of these government services, including securities regulation to help guard against fraud and ensure that investors have the information needed to make well-informed investment decisions.

3.	Even if they are within the law, aggressive tax minimization approaches pose regulatory, reputational and financial risks.

We do not question Google’s assertion that it has structured its operations “consistent with all applicable tax laws.” Our concern is that its tax minimization approaches may pose regulatory and reputational risks, even if they are within the law. Google’s tax arrangements have attracted increasing attention from governments and the media over the past several years.

As a multinational company in the digital economy, Google has significant opportunities to reduce its tax obligations by shifting profit recognition to low or no-tax jurisdictions. According to the 2013 Annual Report4, the company’s effective tax rate has dropped

2 http://www.nsf.gov/discoveries/disc_summ.jsp?cntn_id=100660

3 http://www.theguardian.com/commentisfree/2013/may/27/globalisation-is-about-taxes-too. See also

http://www.nybooks.com/articles/archives/2014/apr/24/innovation-government-was-crucial-after-all/

(discussing the work of Mariana Mazzucato and William H. Janeway).

4 http://investor.google.com/pdf/2013_google_annual_report.pdf each year over the past three years and now stands at 15.7% (The statutory federal corporate tax rate in the United States is 35%). These annual fluctuations in Google’s effective tax rate should present concerns to investors seeking to understand the degree to which future profits depend upon creative accounting and complex tax arrangements, as opposed to superior products and services.

Although 63% of Google’s long-lived assets are in the U.S. and the U.S. accounted for 45% of Google’s consolidated revenues in 2013, only 40% of the company’s income from domestic operations was reported as U.S. source. It has been widely reported that Google holds a significant portion of profits in offshore tax havens, reducing its exposure to corporate tax in the U.S. and other developed countries.5

The Annual Report indicates that the cumulative earnings on which U.S. income taxes have not been paid are $38.9 billion. The Annual Report also discloses that income before tax from all foreign operations was over $8.6 billion in 2013, while the foreign income tax provision was $743 million. This implies an income tax rate on non-U.S. earnings of approximately 8.6% in 2013. Google’s effective foreign income tax rate has been in the single digits for more than a decade even though most of the foreign countries it operates in have corporate tax rates in the mid-20s. In addition, the company discloses that it has realized $2.5 billion in income tax benefits that it has not recognized as income because they are “uncertain tax benefits” that the company expects tax authorities to challenge.

Google’s Controversial Tax Strategy in the UK and France

Proponents believe that Google’s aggressive tax strategies are damaging Google’s reputation globally and inviting costly regulatory action.

It has been widely reported in the media that Google has minimized its tax obligations in the United Kingdom (UK) through transactions involving subsidiaries in tax havens including Ireland and Bermuda. According to a Reuters expose, Google allegedly conducts extensive sales operations in England but attributes these profits to its Irish subsidiary, arguing that this is where each deal is closed.6 Along with other multinational companies, Google was called to testify on its tax approach before the UK House of Commons Public Accounts Committee in November 2012, and again in May 2013, following the aforementioned Reuters story which described extensive sales operations in London. In June 2013, the Public Accounts Committee published a report criticizing Google’s UK tax minimization approach.7 The Chair of the Committee stated that “the company’s highly contrived tax arrangement has no purpose other than to

5 See, for example: http://www.businessweek.com/articles/2014-03-20/companies-offshore-profits-keep-piling-up

6 http://www.reuters.com/article/2013/05/01/uk-tax-uk-google-specialreport-idUKBRE94005R20130501

7 http://www.publications.parliament.uk/pa/cm201314/cmselect/cmpubacc/112/112.pdf enable the company to avoid UK corporation tax.”8 She stated that Google uses “smoke and mirrors to avoid paying tax,” adding that the company engaged in “devious, calculated and, in my view, unethical behavior.”9According to Google’s 2013 Annual Report, the UK accounted for 9% of consolidated revenues in 2013.

Google has also faced criticism over its tax approach in other European countries. Nearly three years ago, French authorities raided Google’s offices in connection with the same tax approach the company has pursued in the United Kingdom. This month, French tax officials delivered a tax assessment that could require the company to pay as much as €1 billion ($1.38 billion in U.S. dollars) in back taxes for several years over the past decade.10 In 2013 Italy attempted to address the tax minimization strategy of cross-border sales of online advertising through legislation that became known as the “Google Tax”, although this plan has now been dropped, at least for the time being.11

Protecting Google’s Valuable Brand

Google is listed in fifth place on the 2013 Forbes list of the world’s most valuable brands.12 The 2013 Annual Report notes that “maintaining and enhancing the ’Google’ brand is critical to expanding our base of users, advertisers, Google Network Members, and other partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the internet market.” We are concerned that tax controversies could impact the value of Google’s brand, noting that in recent years other multinationals have been targeted with media and consumer boycott campaigns over their tax arrangements.13

Is Google Adequately Prepared for a Sea Change in Global Tax Regimes?

The 2013 Annual Report states that “our future income taxes could be adversely affected by… changes in tax laws, regulations, or accounting principles.” Following the financial crisis, G20 countries have expressed their determination to undertake wide-ranging reform of the global tax system to prevent tax avoidance and abuse. Under the Action Plan on Base Erosion and Profit Shifting14, the Organization for Economic Cooperation and Development (OECD) is drafting common global tax standards, to be delivered in 2014 and 2015, including specific measure to “address the tax challenges of the digital economy.” In March 2014 OECD issued a discussion paper with proposals

8 http://www.parliament.uk/business/committees/committees-a-z/commons-select/public-accounts-committee/news/tax-avoidance-google/

9 http://www.reuters.com/article/2013/05/16/us-google-britain-tax-idUSBRE94E0WL20130516

10 http://on.wsj.com/1jXHAqq

11 http://www.reuters.com/article/2014/02/28/us-italy-tax-idUSBREA1R0WM20140228

12 http://www.forbes.com/powerful-brands/list/

13 http://www.dailymail.co.uk/news/article-2218192/Starbucks-tax-Coffee-chain-shortchanges-British-taxypayers-paying-just-8-6m-past-14-years.html

14 http://www.oecd.org/ctp/BEPSActionPlan.pdf

relating to tax minimization strategies used by companies in the digital economy.15 Continuing to rely on aggressive tax minimization approaches targeted by the G20 and OECD could result in financial shocks for the company.

Against this background, we believe it is in Google’s best interests to demonstrate that it is proactively adopting responsible tax practices.

4.	Adoption of tax policy principles is a recommended responsible tax action.

The OECD Guidelines for Multinational Enterprises16 are recommendations for responsible business conduct that OECD member governments, which include the U.S., encourage companies to observe wherever they operate. The Guidelines call on companies to “comply with both the spirit and the letter of the tax laws and regulations of the countries in which they operate” (XI.2), and provide guidance on tax strategies that are consistent with good corporate citizenship.

The Guidelines call specifically for the development of tax policy principles:

“Enterprises should treat tax governance and tax compliance as important elements of their oversight and broader risk management systems. In particular, corporate boards should adopt tax risk management strategies to ensure that the financial, regulatory and reputational risks associated with taxation are fully identified and evaluated.”

In the commentary, it states that “Enterprises’ commitments to co-operation, transparency and tax compliance should be reflected in risk management systems, structures and policies. In the case of enterprises having a corporate legal form, corporate boards are in a position to oversee tax risk in a number of ways. For example, corporate boards should proactively develop appropriate tax policy principles, as well as establish internal tax control systems so that the actions of management are consistent with the views of the board with regard to tax risk.” (XI.102)(emphasis added)

In 2013 Sustainalytics published a report commissioned by Arisaig Partners on multinational corporations and tax transparency, which received wide circulation in the responsible investment community. Recommendations to improve transparency on tax approaches included publication of a formal tax policy and code of conduct:

“The adoption of a formal tax policy serves to guide company practices and provide investors, regulators and other external stakeholders with an idea of the company’s tax risk profile, against which practices and disclosures can be compared. An effective policy should be overseen by the board of directors, crafted in conjunction with relevant senior management, and regularly reviewed to ensure emerging risks are addressed.”17

15 http://www.oecd.org/ctp/tax-challenges-digital-economy-discussion-draft-march-2014.pdf

16 http://www.oecd.org/daf/inv/mne/48004323.pdf

17 http://www.sustainalytics.com/node/1730/lightbox2

5.	Other companies have adopted tax policy principles.

If Google were to develop tax policy principles, it would not be alone. A number of companies have already adopted and published tax principles, or incorporated tax considerations to their corporate responsibility strategy:

—	Unilever has adopted global Tax Principles, covering topics including compliance “with the spirit as well as the letter of the law”, transparency, avoidance of “contrived” structures intended for tax avoidance, inappropriate use of tax havens, and mechanisms to ensure adherence to the Principles.[18]
—	Johnson and Johnson’s Credo includes the statement “We must be good citizens - support good works and charities and bear our fair share of taxes.”[19]
—	Vodafone publishes a Tax Risk Management Strategy that provides guidance for its tax advisors, and makes reference to the OECD Guidelines.[20] The Strategy includes the following statements: “It is not appropriate for the details of the Group’s tax affairs to appear in the public domain. Vodafone will however only enter into transactions which would be fully justifiable should they become public… Due consideration will be given to the Group’s reputation, brand, corporate and social responsibilities when considering tax initiatives, as well as the applicable legal and fiduciary duties of directors and employees of the Group and will form part of the overall decision-making and risk assessment process.”
—	Burberry states the following in its Corporate Responsibility Report: “The Group is committed to complying with global tax regulations in a responsible manner with due regard to governments and shareholders and to engage in open and constructive relationships with tax authorities in the territories in which it operates. The Group’s tax planning is consistent with this responsible approach and it will not enter into arrangements which have tax avoidance as their sole objective.”[21]

6.	Google’s tax strategy should be consistent with its stated objectives and policies on social and environmental sustainability.

In its 2004 prospectus, Google set out its aspiration to be a responsible company: “Don’t be evil. We believe strongly that in the long term, we will be better served—as shareholders and in all other ways—by a company that does good things for the world

18 http://www.unilever.com/sustainable-living/betterlivelihoods/tax/index.aspx

19 http://www.jnj.com/sites/default/files/pdf/jnj_ourcredo_english_us_8.5x11_cmyk.pdf

20 http://www.vodafone.com/content/dam/sustainability/pdfs/vodafone_tax_risk_management_strategy.pdf

21 http://www.burberryplc.com/documents/corporate_responsibility/burberry-corporate-responsibility-report-february-2014.pdf even if we forgo some short-term gains. This is an important aspect of our culture and is broadly shared within the company.”22 Chairman Eric Schmidt has stated, “At a time when families are having to tighten their belts… corporation tax is rightly a hot topic. And as a company that has always aspired to do the right thing, we understand why Google is at the centre of that debate.”23

When corporations do not pay a fair share of tax, the burden on individual tax payers may increase. In 1952, 32.1% of U.S. federal tax revenues came from corporate income tax, while individual income tax accounted for 42.2% and payroll tax for 9.7%. In 2012, individual income tax continued to generate 41.5% of revenues, while payroll tax had grown to 40%, and corporate income tax had shrunk to only 8.9%.24 The OECD has also drawn attention to the anti-competitive unfairness to small businesses and businesses operating solely within one country if they have to shoulder a higher tax rate than large multinational enterprises.25

Aggressive tax strategies are being linked to poverty and human rights questions. In its recent report Tax Abuses, Poverty and Human Rights, the International Bar Association concludes, “business enterprises also have the responsibility to respect human rights through their corporate structures and throughout their operations. They can demonstrate that they respect human rights when they have appropriate policies and due diligence procedures to ensure that they are not having negative impacts on human rights. Multinational enterprises, as well as their advisers and financiers, need to understand that their tax planning strategies have potential negative impacts on human rights. Conversely, greater transparency and corporate social responsibility in relation to tax practices has the potential for significant contributions to sustainable development and positive impacts on human rights.” The report goes on to state that, “while there is undeniable evidence that foreign investment and private enterprise is – and can be – a powerful force for development and positive human rights impacts, evidence about the extent of tax abuses by multinational enterprises serves to reinforce criticism and cynicism about the role of the private sector in development.”26

Summary and Recommendation

Google’s response to the proposal is that it supports tax reform, is monitoring the situation, and follows current tax laws. Our concern does not focus on whether Google follows current law, but on whether it is prepared for future tax regulation that could impact its financial position, and whether its tax approach is consistent with its corporate values. We believe that developing a set of tax policy principles will help the company to

22 http://www.sec.gov/Archives/edgar/data/1288776/000119312504073639/ds1.htm

23 http://www.theguardian.com/commentisfree/2013/may/18/google-tax-reform-eric-schmidt?guni=Article:in%20body%20link

24 http://www.hsgac.senate.gov/download/?id=7B9717AF-592F-48BE-815B-FD8D38A71663

25 http://www.oecd.org/newsroom/oecd-urges-stronger-international-co-operation-on-corporate-tax.htm

26 http://www.ibanet.org/Article/Detail.aspx?ArticleUid=4A0CF930-A0D1-4784-8D09-F588DCDDFEA4 anticipate imminent changes in international tax regimes, and protect its brand. To date, we believe Google has not provided sufficient assurance that it is assessing the potential impact of changes in international tax law and taking steps to mitigate possible financial and reputational impacts.

We recommend shareholders vote FOR the proposal.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Domini Social Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Proponents urge shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.